SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _____________

Commission file number: 0-19599

World Acceptance Corporation
Retirement Savings Plan
108 Frederick Street
Greenville, South Carolina 29607
(Full title of the plan and the address of the plan)

World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2005 and 2004
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2005 and 2004
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2005

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit 23
Consent of Independent Registered Public Accounting Firm

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005	9

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
World Acceptance Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of World Acceptance Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Greenville, South Carolina
June 29, 2006

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004

Assets:
Investments, at fair value	$14,439,680	12,723,431
Contributions receivable:
Employer	29,055	23,539
Participant	66,006	53,738
	95,061	77,277
Total assets	14,534,741	12,800,708
Liabilities:
Refund payable for excess contributions	80,934	84,070
Net assets available for benefits	$14,453,807	12,716,638

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$754,367	1,358,295
Interest and dividends	158,429	103,859
Total investment income	912,796	1,462,154
Contributions:
Employer	560,148	576,266
Employee	1,449,020	1,328,088
Rollovers	—	23,332
Total contributions	2,009,168	1,927,686
Total additions	2,921,964	3,389,840
Deductions from net assets attributed to:
Benefits paid to participants	1,184,795	769,746
Net increase in net assets	1,737,169	2,620,094
Net assets available for benefits at beginning of year	12,716,638	10,096,544
Net assets available for benefits at end of year	$14,453,807	12,716,638

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of Plan

The following description of the World Acceptance Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, which was formed in February 1993, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the Plan Sponsor or Employer), who meet certain eligibility requirements, may elect to become participants in the Plan. WySTAR Global Retirement Solutions (WySTAR) serves as the Plan’s trustee.

(b)	Administrative Costs

Substantially all administrative costs of the Plan are paid by the Plan Sponsor.

(c)	Contributions

The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring up to 25% effective January 1, 2002 (15% prior to January 1, 2002) of annual compensation up to specified maximum amounts. The Plan Sponsor matches specified percentages of employee contributions, as determined by the Employer’s board of directors. In applying the matching percentage, only employee contributions up to a maximum of 6% of compensation are eligible. The Plan Sponsor may also contribute a discretionary nonelective Employer contribution as determined annually by the board of directors.

Effective January 1, 2002, the Plan adopted changes related to the Economic Growth and Tax Relief Reconciliation Act of 2001, which allows certain participants a $1,000 catch-up contribution in 2002, $2,000 in 2003, $3,000 in 2004, and $4,000 in 2005. Catch-up contributions totaled $33,431 in 2005 and $18,670 in 2004.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(e)	Vesting

Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Years of service	Percent of nonforfeitable interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

(f)	Payment of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

(g)	Forfeitures

Forfeitures are used to reduce future employer contributions to the Plan. The Plan allocates participant forfeitures of Employer matching contributions as a reduction of the matching contributions otherwise made for the plan year following the plan year in which the forfeiture occurs. Forfeitures used as a reduction of employer contributions were $108,456 and $32,281 in 2005 and 2004, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Reclassifications

Certain reclassification entries have been made for fiscal 2004 to conform with the fiscal 2005 presentation. There was no impact on net assets available for benefits or changes in net assets available for benefits previously reported as a result of these reclassifications.

(c)	Investments

The Plan investments include the UBS Stable Value Fund, World Acceptance Corporation common stock, mutual funds, and interest-bearing cash. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Interest-bearing cash is stated at cost which approximates fair value. Investments in World Acceptance Corporation common stock and mutual funds are stated at fair value as determined through quoted market prices.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The UBS Stable Value Fund consists of units in the Stable Value Portfolio of the UBS Fiduciary Trust Company Collective Investment Trust for Employee Benefit Plans (the UBS Stable Value Fund), which is valued at the net asset value of the underlying investments for this collective trust fund. The underlying investments of the UBS Stable Value Fund consist primarily of units in the GIC Portfolio of the UBS Fiduciary Trust Company Collective Investment Trust for Employee Benefit Plans (the GIC Collective Trust Fund). The underlying investments of the GIC Collective Trust Fund consist primarily of guaranteed investment contracts and synthetic guaranteed investment contracts (collectively referred to herein as GIC’s) that are carried at contract value (which does not differ materially from their fair value because they are deemed to be fully benefit responsive). The ranges of rates on the GIC’s are from 2.986% to 6.380% with maturity dates ranging from January 2, 2006 to June 1, 2010. No credit reserves on the issuers of the GIC’s are currently considered necessary by the trust committee of the GIC Collective Trust Fund.

(d)	Contribution Refund

Refunds payable to participants at December 31, 2005 and 2004 were $80,934 and $84,070, respectively. These refunds were due to excess contributions, which were refunded to participants in 2006 for the year ended December 31, 2005 and in 2005 for the year ended December 31, 2004.

(e)	Payment of Benefits

Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.

(f)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	Investment Risk

The Plan provides for investments that are exposed to risk, such as interest rate, credit, and market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that changes could materially affect the amounts reported in the financial statements.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 1993, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter and is utilizing a prototype plan which has an opinion letter dated August 7, 2001, which states that the form of the plan identified as a prototype non-standardized profit sharing plan with CODA is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and believes that the Plan continues to qualify and to operate as designed.

The 2002 Plan year is currently under examination by the Internal Revenue Service. The Company does not expect any findings that will materially impact the financial statements or the Plan’s tax exempt status.

(5)	Investments and Net Appreciation in Fair Value of Investments

A participant may direct employee contributions in 1% increments in a variety of investment options.

Participants may make changes in their investment elections at any time. Participants may change their deferral percentage no more than twice annually.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The following table presents the fair values of investments, with those comprising more than 5% of total assets separately, at December 31:

	2005	2004
Money market funds, at cost which approximates fair value:
Federated Automated Cash Management Trust	$3,007	65,216
Federated Government U.S. Treasury	77,792	83,076
Total	80,799	148,292

Mutual funds, at quoted market price:
AIM International Equity Fund	1,460,340	1,090,247
John Hancock Classic Value Fund	1,397,119	1,217,440
Franklin Balance Sheet Investment Fund	1,486,187	1,213,881
Franklin Short-Intermediate U.S. Government Fund	1,031,458	958,732
American Investment Company of America	1,126,390	1,076,819
Oppenheimer Capital Appreciation Fund	1,090,704	966,754
American Bond Fund of America	764,352	682,288
PIMCO Mid Cap Growth Fund	—	821,029
Allianz CCM Mid-Cap Fund	1,047,773	—
MFS Total Return Fund	937,150	803,466
Total	10,341,473	8,830,656

UBS Stable Value Fund	2,544,357	2,203,510
World Acceptance Corp. common stock, at quoted market price	1,473,051	1,540,973
Total investments, at fair value	$14,439,680	12,723,431

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $754,367 and $1,358,295, respectively, as follows:

	2005	2004
Mutual funds	$616,265	833,303
Collective trust fund	74,456	51,708
Common stock	63,646	473,284
	$754,367	1,358,295

(6)	Related Party Transactions

Investments in World Acceptance Corporation common stock qualify as party-in-interest transactions.

Schedule 1
WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(a) Party in- interest	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Money Market Funds:
	Federated	Federated Automated Cash
		Management Trust	**	$3,007
	Federated	Federated Government U.S. Treasury	**	77,792
	Common and Collective Trust:
	UBS	UBS Stable Value Fund	**	2,544,357
	Mutual Funds:
	AIM	AIM International Equity Fund	**	1,460,340
	John Hancock	John Hancock Classic Value Fund	**	1,397,119
	American	American Bond Fund of America	**	764,352
	American	American Investment Company of America	**	1,126,390
	Franklin	Franklin Balance Sheet Investment Fund	**	1,486,187
	Franklin	Franklin Short-Intermediate U.S.
		Government Fund	**	1,031,458
	Oppenheimer	Oppenheimer Capital Appreciation Fund	**	1,090,704
	Allianz	Allianz CCM Mid-Cap Fund	**	1,047,773
	MFS	MFS Total Return Fund	**	937,150
	Common Stock:
*	World Acceptance Corporation	Common stock, no par value	**	1,473,051
				$14,439,680

* Indicates party-in-interest to the Plan.
** Cost information has not been included in column (d) because all investments are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on it’s behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN By: World Acceptance Corporation Retirement Savings Plan Advisory Committee

Date: June 29, 2006	By:	/s/ A. A. McLean III
A. Alexander McLean, III, Committee Member and Chief Executive Officer

By:	/s/ Kelly Malson Snape
Kelly Malson Snape, Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of KPMG LLP